Exhibit 99.1

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Selected by Otkritie Capital to Provide Cloud-Based
Market Abuse Surveillance and Anti-Money Laundering Solutions

NICE Actimize’s solutions to support Otkritie Capital’s cross-asset Direct Market Access platform and broker-dealer activities

New York – January 18, 2011 – NICE Actimize, a NICE Systems company (NASDAQ:NICE) and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that Otkritie Capital has selected NICE Actimize to provide cloud-based Market Abuse Surveillance and Anti-Money Laundering solutions in support of its cross-asset Direct Market Access (DMA) platform and broker dealer activities. Services will be hosted by NICE Actimize from the company’s UK data center.

Otkritie Capital services are rendered in the UK by Otkritie Securities Limited, an indirect subsidiary of Otkritie Financial Corporation JSC, one of the leading financial services providers and prime brokers in Russia. According to Otkritie Capital, its direct market access (DMA) platform allows customers to take advantage of the latest technology to reduce costs and greatly increase the speed of transactions, opening up more trading strategies and opportunities than ever before. Otkritie Capital will rely on NICE Actimize’s cloud-based technology for its trading practices compliance program to detect and report potential market abuse and money laundering activities across its European business. A combined global team based in London, Moscow and Frankfurt will coordinate delivery of NICE Actimize’s Market Abuse Surveillance and Anti-Money Laundering solutions.

NICE Actimize's solutions complement this fast-paced environment and are used by the world’s largest financial institutions and regulators to increase their insight into suspicious behavior and improve risk and compliance management. While some regulators, securities firms and investment banks still rely on manual or semi-automated processes to monitor compliance with market abuse regulations, automation such as that provided by NICE Actimize’s products improves the identification and reporting of suspicious transactions within this environment.

NICE Actimize provides cloud-based solutions in addition to on-premise support as an alternative delivery mechanism, and hosts them in a secure data center. The cloud-based delivery approach minimizes deployment time, reduces total cost of ownership and speeds return on investment.

“Otkritie Capital conducted a rigorous search with stringent criteria before choosing NICE Actimize for the automation of our regulatory compliance initiatives in trading and fixed income,” said Nils Jahn, Managing Director of Global Electronic Trading at Otkritie Capital. “We were impressed with NICE Actimize’s strong performance record in implementing cloud-based solutions quickly with large financial institutions, particularly across global organizations.”

“As the needs of the securities market evolve, we remain committed to providing cloud-based solutions that enable rapid deployment, offer minimal business disruption, and which ease the burden of regulatory compliance,” said Amir Orad, president and chief executive officer of NICE Actimize.

About Otkritie Capital
Otkritie Capital is the investment banking arm of Otkritie Financial Corporation JSC, which was established in 1995. From offices in New York, London, Frankfurt, Cyprus and Moscow, the firm offers institutional investors, corporate clients and private investors a full range of services on the global and Russian markets, including equity and debt securities, DMA trading, M&A advice and financing, as well as structured products and derivatives.  In the UK, Otkritie Capital operates under the legal entity Otkritie Securities Limited, and is authorised and regulated by the Financial Services Authority.

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.